Exhibit 99.192

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY NexTech AR Solutions Corp. c/o 1200-750 West Pender Street Vancouver, BC V6C 2T8

2.	DATE OF MATERIAL CHANGE July 27, 2020

3.	NEWS RELEASE News release dated July 27, 2020 was disseminated through the facilities of Cision.

4.	SUMMARY OF MATERIAL CHANGE NexTech AR Solutions Corp. (the “Company” or “NexTech”) announced its previously announced offering will be for up to $15,000,000.

5.

FULL DESCRIPTION OF MATERIAL CHANGE

NexTech announced that its offering, previously announced on July 23, 2020 (the “Offering”), will be for an offering size of up to $15,000,000. The Offering will be conducted on an agency basis for the issuance of up to 2,307,692 units of the Company (the “Units”) at a price of $6.50 per Unit. The Offering is being led by Mackie Research Capital Corporation as sole agent and sole bookrunner (the “Agent”).

Each Unit shall be comprised of one common share in the capital of the Company (each a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant being a “Warrant”). Each Warrant is exercisable into one common share (each a “Warrant Share”) at a price of $8.00 for a period of 24 months following the closing of the Offering, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the Canadian Securities Exchange (the “Exchange”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $11.00 for 15 consecutive trading days. At any time after such an occurrence, the Company may give written notice (via news release) to the holders of the Warrants that the Warrants will expire at 4:00 p.m. (Vancouver time) on the 30th day following the giving of notice unless exercised by the holders prior to such date.

The Company has granted the Agent an option (the “Over-Allotment Option”) to cover overallotments and for market stabilization purposes, exercisable in whole or in part at the sole discretion of the Agent, at any time up to 30 days from the closing of the Offering, to increase the size of the Offering by up to 15% of the number of Units (and/or the components thereof) sold pursuant to the Offering, on the same terms and conditions of the Offering.

The net proceeds raised under the Offering will be used for sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

The closing of the Offering is currently expected to be on or about the week of August 17, 2020 and is subject to certain conditions including, but not limited to, the execution of an agency agreement and the receipt of all necessary regulatory approvals including the approval of the Exchange.

The Company will use commercially reasonable efforts to list the Common Shares and the Warrant Shares on the Exchange, subject to the Company fulfilling all of the listing requirements of the Exchange.

The Units are being sold on a “best efforts” basis through the Agent by way of short form prospectus filed in each of the provinces of Canada except Québec and in such other jurisdictions outside of Canada and the United States on an exempt basis in accordance with applicable securities laws. The securities described in this press release have not been and will not be registered under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) or any state securities laws. Accordingly, the securities may not be offered or sold in the United States (as such term is defined in Regulation S under the U.S. Securities Act) or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

7.	OMITTED INFORMATION Not applicable.

8.	EXECUTIVE OFFICER Evan Gappelberg Chief Executive Officer info@nextechar.com (631) 655-6733

9.	DATE OF REPORT July 29, 2020